SCHEDULE A

TO THE ADVISORY AGREEMENT

FOR JPMORGAN INSTITUTIONAL TRUST

(Amended as of November 16, 2023)

Name	Advisory Fee (as a percentage of average daily net assets) (annualized)
JPMorgan Intermediate Bond Trust[1]	0.28	%*
JPMorgan Core Bond Trust	0.28	%*

*	Advisory fee change effective 7/1/19.

* * *  * *

J.P. Morgan Investment Management Inc.

By:	/s/ Brian S. Shlissel
Name:	Brian S. Shlissel
Title:	Managing Director

JPMorgan Institutional Trust

By:	/s/ Timothy J. Clemens
Name:	Timothy J. Clemens
Title:	Treasurer

[1]	To liquidate on or about January 31, 2024.